Exhibit 2.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2021, Nexa Resources S.A. (“Nexa Resources,” “we,” “us,” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common shares.

Description of Common Shares

The following description of our common shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our amended and restated articles of association, which is incorporated as an exhibit to our most recent Annual Report on Form 20-F, the Luxembourg law of August 10, 1915, on commercial companies, as amended (the “1915 Law”), and by any other applicable Luxembourg corporate law. We encourage you to read our articles of association, the 1915 Law, and applicable provisions of Luxembourg law for additional information.

Share capital

As of December 31, 2021, our issued share capital was US$132,438,611 represented by 132,438,611 common shares fully paid, with par value of US$1.00 per share. In addition to our issued share capital, we have an authorized share capital of US$231,924,819, represented by 231,924,819 common shares. Our common shares are publicly traded in the United States on the New York Stock Exchange (or NYSE), under the ticker symbol NEXA.

Changes to our share capital are decided by our shareholders or, pursuant to our articles of association, by our board of directors within the limits of the authorized share capital. Our shareholders may at any time at a shareholders’ meeting decide to increase or decrease our share capital. Such resolution must satisfy the quorum and majority requirements that apply to an amendment of the articles of association, as described below. No shareholder is liable to make any further contribution to our share capital other than with respect to shares held by such shareholder that are not fully paid-up.

Distributions

Pursuant to our articles of association, the general meeting of shareholders may approve dividends and the board of directors may declare interim dividends, in each case to the extent permitted by Luxembourg law. Under Luxembourg law, dividends are determined by a simple majority vote at a general shareholders’ meeting based on the recommendation of our board of directors. Pursuant to our articles of association, the board of directors may also declare distributions to our shareholders in the form of reimbursement of share premium to the extent permitted by Luxembourg law.

Each common share entitles the holder to participate equally in any distributions, if and when declared by the general meeting of shareholders or, in the case of interim dividends or reimbursements of share premium, the board of directors, out of funds legally available for such purposes. Dividends and other distributions on our common shares will be declared and paid in U.S. dollars. Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution has been declared.

We and our subsidiaries are subject to certain legal requirements that may affect our ability to pay dividends or other distributions. Distributions to shareholders (including in the form of dividends or reimbursement of share premium) may only be made from amounts available for distribution in accordance with Luxembourg law, determined based on our standalone statutory accounts prepared under Luxembourg GAAP. Under Luxembourg law, the amount of a distribution paid to shareholders (including in the form of dividends or reimbursement of share premium) may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves that are available for that purpose, less any losses carried forward and sums to be placed in reserve in accordance with Luxembourg law or our articles of association. Furthermore, no distributions (including in the form of dividends or reimbursement of share premium) may be made if at the end of the last financial year the net assets as set out in the standalone statutory accounts prepared under Luxembourg GAAP are, or following such a distribution would become, less than the amount of the subscribed share capital plus the non-distributable reserves. Distributions in the form of dividends may only be made from net profits and profits carried forward, whereas distributions in the form of share premium reimbursements may only be made from available share premium.

Luxembourg law also requires at least 5.0% of our net profits per year to be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10.0% of our issued share capital. If the legal reserve subsequently falls below the 10.0% threshold, at least 5.0% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution.

Voting rights

There are no restrictions on the rights of Luxembourg or non-Luxembourg residents to vote our shares. All of our shareholders, including our public shareholders, hold common shares with identical voting rights, preferences and privileges. Each common share entitles the shareholder to attend a general meeting of shareholders in person or by proxy, to address the general meeting of shareholders and to vote. Each common share entitles the holder to one vote at the general meeting of shareholders.

General meeting of shareholders

In accordance with Luxembourg law and our articles of association, any regularly constituted general meeting of our shareholders has the power to order, carry out or ratify acts relating to our operations to the extent that such decisions are the domain of the shareholders and not the board of directors.

Our annual general meeting of shareholders shall be held at our registered office, or at such other place in Luxembourg as may be specified in the notice of the meeting, within six months after the end of the relevant financial year. Except as otherwise specified in our articles of association, resolutions at a general meeting of shareholders are adopted by a simple majority of shares present or represented and voting at such meeting.

A shareholder entitled to vote may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his proxy, which proxy shall be in writing and comply with such requirements as determined by our board with respect to the attendance to the general meeting, and proxy forms in order to enable shareholders to exercise their right to vote. All proxies must be received by us (or our agents) no later than the day determined by our board of directors.

The board of directors may also decide to allow shareholders to vote by correspondence by means of a proxy form providing for a positive or negative vote or an abstention on each agenda item. The conditions for voting by correspondence are set out in the articles of association and in the convening notice.

The board of directors may decide to arrange for shareholders to be able to participate in the general meeting by conference call, video conference or similar means of communication, whereby (i) the shareholders attending the meeting can be identified, (ii) all persons participating in the meeting can hear and speak to each other, (iii) the transmission of the meeting is performed on an ongoing basis and (iv) the shareholders can properly deliberate without the need for them to appoint a proxyholder who would be physically present at the meeting.

Appointment and term limits of members of our board of directors

In accordance with our articles of association and the 1915 Law, the members of our board of directors are elected by a resolution of a general meeting of shareholders adopted with a simple majority of the votes validly cast, regardless of the portion of capital represented at such general meeting. Votes are cast for or against each nominee proposed for election to the board and cast votes shall not include votes attaching to shares for which the shareholder has not participated in the vote, has abstained or has returned a blank or invalid vote.

Our directors are appointed for a mandate of a two-years term and may be reelected. Members of our board of directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of our shareholders. Under Luxembourg law, in the case of a vacancy of the office of a director appointed by the general meeting of shareholders, the remaining directors may fill the vacancy on a provisional basis. In these circumstances, the following general meeting of shareholders shall make the final appointment of the director.

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Issuance of shares and preferential subscription rights

Our shares may be issued pursuant to a resolution of the general meeting of shareholders. The general meeting of shareholders may also delegate the authority to issue shares to the board of directors for a renewable period of five years. The board of directors has been authorized to issue up to 231,924,819 common shares. Such authorization will expire five years after the date of publication in the Luxembourg legal gazette (Recueil Electronique des Sociétés et Associations) of the minutes of the general meeting of shareholders held on June 4, 2020 (unless amended or extended by the general meeting of shareholders).

Each holder of shares has preferential subscription rights to subscribe for any issue of shares pro rata to the aggregate amount of such holder’s existing holding of the shares. Each shareholder shall, however, have no preferential subscription right on shares issued for a contribution in kind.

Preferential subscription rights may be restricted or excluded by a resolution of the general meeting of shareholders, or by the board of directors if the shareholders so delegate. The general meeting of shareholders has delegated to the board of directors the power to cancel or limit the preferential subscription rights of the shareholders when issuing new shares, so long as the issuance of new shares is carried out through a public offering.

If we decide to issue new shares in the future and do not exclude the preferential subscription rights of existing shareholders, we will publish the decision by placing an announcement in the Luxembourg official journal Recueil Electronique des Sociétés et Associations and in a newspaper published in Luxembourg. The announcement will specify the period in which the preferential subscription rights may be exercised. Such period may not be shorter than 14 days from the publication of the offer. The announcement will also specify details regarding the procedure for exercise of the preferential subscription rights. Under Luxembourg law preferential subscription rights are transferable and tradable property rights.

Repurchase of shares

Nexa Resources is prohibited by the 1915 Law from subscribing for its own shares. Nexa Resources may, however, repurchase its own shares or have another person repurchase shares on its behalf, subject to certain conditions, including:

•	prior authorization of the general meeting of shareholders setting out the terms and conditions of the proposed repurchase, including the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and the minimum and maximum consideration per share;
•	the repurchase may not reduce the net assets of Nexa Resources on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that Nexa Resources must maintain pursuant to the 1915 Law or our articles of association;
•	only fully paid-up shares may be repurchased; and
•	the acquisition offer is made on the same terms and conditions to all the shareholders who are in the same position; however, listed companies may repurchase their own shares on the stock exchange without making an acquisition offer to the shareholders.

On September 13, 2018, our shareholders authorized us to purchase, acquire, receive or hold and sell shares of Nexa Resources in accordance with the 1915 Law and any other applicable laws and regulations. The authorization was effective immediately after the general meeting and valid for a period of three years. As of December 31, 2021, there were no authorized share buyback programs.

Form and transfer of shares

Our shares are issued in registered form only and are freely transferable. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our shares.

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Under Luxembourg law, the ownership of registered shares is generally evidenced by the inscription of the name of the shareholder, the number of shares held by him or her in the shareholders’ register, which is maintained at our registered office. Each transfer of shares is made by a written declaration of transfer recorded in our shareholders’ register, dated and signed by the transferor and the transferee or by their duly appointed agent. We may accept and enter into its shareholders’ register any transfer based on an agreement between the transferor and the transferee provided a true and complete copy of the agreement is provided to us.

Our articles of association provide that, in case our shares are recorded in the register of shareholders on behalf of one or more persons in the name of a securities settlement system or the operator of such a system, or in the name of a professional depositary of securities or any other depositary or of a sub-depositary designated by one or more depositaries, NEXA—subject to a confirmation in proper form received from the depositary—will permit those persons to exercise the rights attaching to those shares, including admission to and voting at general meetings of shareholders. The board of directors may determine the requirements with which such confirmations must comply. Shares held in such manner generally have the same rights and obligations as any other shares recorded in our shareholder register(s).

Liquidation rights

The liquidation of Nexa Resources shall be decided by a general meeting of shareholders fulfilling the conditions as to attendance and majority required for the amendments of the articles of association. The method of liquidation shall be determined, and the liquidators shall be appointed by the general meeting of shareholders. In accordance with the 1915 Law, the assets that remain after payment of all debts and liabilities are distributed to the shareholders, on a pro rata basis.

Other Provisions

Holders of our common shares have no sinking fund, redemption or conversion rights.

Limitations on the right to own securities

Neither Luxembourg law nor our articles of association impose any general limitation on the right of nonresidents or foreign persons to hold our common shares or exercise voting rights on our common shares other than those limitations that would generally apply to all shareholders.

There is no law, governmental decree or regulation in Luxembourg that would affect the remittance of dividends or other distributions by Nexa Resources to nonresident holders of its common shares, other than withholding tax requirements. In certain limited circumstances, the implementation and administration of international financial sanctions may affect the remittance of dividends or other distributions. There are no specified procedures for nonresident holders to claim dividends or other distributions.

Transfer Agent

Computershare Trust Company, N.A. is the paying agent for shareholders who hold common shares listed on the NYSE.

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